NUVILEX, INC.

12510 Prosperity Drive, Suite 310

Silver Spring, Maryland

20904

May 5, 2014

Ms. Christina De Rosa
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Nuvilex, Inc. Form 10-K for the fiscal year ended April 30, 2013 Filed July 29, 2013 File No. 333-68008

Dear Ms. De Rosa:

This is in reference to the comment letter issued by the Staff of the Securities and Exchange Commission on April 24, 2014 relating to our Form 10-K for the fiscal year ended April 30, 2013 (“Comment Letter”). I was in Europe on business for Nuvilex at the time of our first telephone conversation about the Comment Letter and am unable to return to my office in Silver Spring, Maryland until May 6. This results in me not being in a position to commence preparing our response until that time. In line with our conversation this morning, we respectfully request an extension of time to respond to the Comment Letter until May 24, 2014.

Very truly yours,

NUVILEX, INC.

By:   /s/ Kenneth L. Waggoner_______
Name: Kenneth L. Waggoner
Title: Chief Executive Officer, President and General Counsel